UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Press Release Announcements

Financial Results

On May 15, 2024, Centogene N.V. (the “Company”) issued a press release reporting its financial results for the fourth quarter of 2023 and full year ended December 31, 2023. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Lifera Transactions

On May 15, 2024, the Company issued a press release announcing its entry into certain transactions with Pharmaceutical Investment Company, a closed joint stock company incorporated pursuant to the laws of Saudi Arabia and trading as “Lifera” and a wholly-owned subsidiary of the Public Investment Fund based in Riyadh. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the U.S. Securities Act of 1933, as amended, or the Exchange Act.

Convening of Annual General Meeting of Shareholders and Related Materials

On May 15, 2024, the Company convened the annual general meeting of shareholders to be held on May 31, 2024, and made available to its shareholders certain other materials in connection with such meeting. Such materials are attached as Exhibits 99.3, 99.4, 99.5 and 99.6 to this Report on Form 6-K and are incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release regarding Financial Results, dated May 15, 2024.

99.2	Press Release regarding Lifera Transactions, dated May 15, 2024.

99.3	Convening Notice including Agenda and Explanatory Notes.

99.4	Voting Proxy.

99.5	Resolutions of the Management Board Centogene N.V.

99.6	Resolutions of the Supervisory Board Centogene N.V.

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